UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.6)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

350 Jericho Turnpike, Suite 104

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

March 21, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS
Richard Horowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of	7.	Sole Voting Power	1,475,041 shares of Class A Common Stock (1) (2)
Shares
Beneficially	8.	Shared Voting Power	0
Owned
By
Each	9.	Sole Dispositive Power	1,475,041 shares of Class A Common Stock (1) (2)
Reporting
Person with:	10.	Shared Dispositive Power	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,475,041 shares of Class A Common Stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON
IN

(1)	Includes 30,000 shares of Class A Common Stock underlying stock options exercisable within 60 days of the filing of this Amendment No. 6.

(2)	See Item 6 in respect to Mr. Horowitz’s agreement relating to voting and disposition of shares.

SCHEDULE 13D/A

Introductory Note:

This Amendment No. 6 (“Amendment No. 6”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz (the “Reporting Person” or “Mr. Horowitz”) and Linda Horowitz, as amended by Amendment No. 1 filed jointly by the Reporting Person, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007, Amendment No. 2 filed jointly by the Reporting Person, the Estate and the Trust on April 28, 2008, Amendment No. 3 filed jointly the Reporting Person and the Trust on July 5, 2014, Amendment No. 4 filed by the Reporting Person on October 22, 2014, and Amendment No. 5 filed by the Reporting Person on February 20, 2019 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Schedule 13D”).

Item 3. Source of Funds or Other Consideration

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On March 21, 2023, Richard Horowitz received a distribution of 108,735 shares of Common Stock following the death of his mother, Grace Horowitz, who was the sole beneficiary and a trustee of a family trust holding Common Stock. There was no consideration paid for such distribution.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)	Mr. Horowitz beneficially owns 1,475,041 shares of Common Stock, which includes 30,000 shares underlying stock options exercisable within 60 days of the filing of this Amendment No. 6. The shares of Common Stock beneficially owned by Mr. Horowitz represents approximately 45.7% of the Issuer’s outstanding shares of Common Stock as of March 21, 2023.

(b)	Mr. Horowitz has sole voting power and sole dispositive power over the shares of Common Stock beneficially owned by him; however, reference is made to Item 6 in respect to Mr. Horowitz’s agreement relating to voting and disposition of shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2023

/s/ Richard Horowitz
Richard Horowitz